January 24, 2008

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Wuhan General Group (China), Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed December 21, 2007
File No. 333-141372

Dear Ms. Hardy:

This letter is being submitted in response to the accounting comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 10, 2008 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form SB-2 (the “Registration Statement”) filed by Wuhan General Group (China), Inc. (the “Company”). We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

In connection with our response, we are also sending four copies of this letter to you via Federal Express.

Securities and Exchange Commission
January 24, 2008

Interim Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

(1) Revenue Recognition, page F-33

1.
We note your response to prior comment 6. Please confirm and disclose that there are no customer acceptance clauses in your standard sales contracts. If there are stated customer acceptance clauses, please address how you determined it was appropriate to record revenue upon delivery in light of these clauses. Your response should specifically refer to the guidance in SAB Topic 13:A.3.b.

There are no customer acceptance clauses included in the Company’s standard sales contracts. Furthermore, the Company’s standard sales contracts do not provide for or include (a) arrangements that purport to be for trial or evaluation purposes, (b) acceptance provisions that grant a right of return or exchange on the basis of subjective matter, (c) acceptance provisions based on seller-specified objective criteria or (d) acceptance provisions based on customer-specified objective criteria, as contemplated in SAB Topic 13:A.3.b.

In response to the Staff’s comment, the Company plans to amend Note 2(l) on page F-33 of the Registration Statement as follows:

Revenue Recognition

Revenue from the sale of blower products and generating equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes. There are no customer acceptance clauses in the Company’s standard sales contracts. Typically, installation begins between one to two weeks following delivery of the product. The installation process typically takes four to eight weeks.

2.
Please disclose how long installation typically takes as well as how soon after delivery installation occurs. Please address how you determined it was appropriate to record revenue prior to installation. Your response should specifically refer to the guidance in Question 3 of SAB Topic 13:A.3.c.

Typically, installation begins between one to two weeks following delivery of the product. The installation process typically takes four to eight weeks. The Company plans to include this information in Note 2(l) on page F-33 of the Registration Statement. See the Company’s response to Comment 1.

Securities and Exchange Commission
January 24, 2008

The Company believes that it is appropriate to record revenue prior to product installation. Further, the Company believes that its revenue recognition policy is consistent with Question 3 of SAB Topic 13.A.3.c.

The Company believes that revenue does not have to be deferred until installation because the installation is not essential to the functionality of the equipment.

First, installation does not significantly alter the equipment’s capabilities because the products are complete and functional at the point that they are delivered to the customer. In fact, the Company's equipment is tested at the Company's facilities before being shipped to customers.

Second, other companies are available to perform installation. Moreover, the installation is often a collaborative effort between the Company and its customers. In order to maximize the performance of the equipment, most customers require their own employees to participate in the installation of the Company’s products. In fact, the Company often supervises the installation of the equipment by the customers’ employees.

Third, customers do not have a contractual right to return products to the Company. As discussed above, the equipment is tested at the Company's facilities because the Company's products are extremely large and difficult to transport. Often, the customers are allowed to participate in the testing. The Company has demonstrated to its outside auditors that it has a 0% return rate.

For the reasons stated above, the Company considers the installation process to be inconsequential.

Furthermore, the Company does not believe that it has to defer recognition of revenue related to payments that become due following installation. First, the Company typically does not deliver a product if the Company anticipates that there will be a significant delay in the installation of that product. Thus, no revenue associated with a product is recognized until the Company believes that the customer is prepared to receive and install the product without significant delay. The Company maintains open communication with its clients in order to determine the timing of shipments. Second, in the event of a significant delay in the installation of a piece of equipment caused by a customer, the Company generally would be permitted to receive the payments that normally are due following installation.

Moreover, the Company believes that its payment terms, which are typical in its industry and market, are designed to allow customers to pay the bulk of the purchase price near the time when the equipment begins generating revenue for the customer. In other words, the payment terms are merely coincident to the installation, not because of the significance of the installation process. The Company also notes that, at the time products are delivered to customers, virtually all of the costs of producing the products have already been incurred by the Company.

Securities and Exchange Commission
January 24, 2008

Note 15. Capitalization, page F-45

3.
We note your response to prior comment 8. It does not appear that the calculation you provided complies with the guidance provided in paragraphs 5 through 7 of EITF 00-27. Specifically, it does not appear that you calculated an effective conversion price based on the amount of proceeds allocated to the preferred stock. Please tell us how your calculation complies with EITF 00-27 or revise your calculation as necessary.

Below is the Company’s revised calculation:

	Beneficial Conversion Feature - Effective Conversion Price Approach

A	Number of Shares Issuable Upon Conversion	10,287,554

B	Fair Value Assigned to Preferred Stock	$13,468,019

C = B / A	Effective Conversion Price	$1.31

D	Legal Conversion Price	$2.33

E	Per Share Value of Conversion Feature	$1.02

F = E X A	Value of Conversion Feature	$10,501,982

Therefore:
	Preferred Stock at Par	$1,029
	APIC - Beneficial Conversion Feature	$10,501,982
	APIC - Convertible Preferred Stock	$2,965,008
		$13,468,019

	APIC - Warrants	$6,572,334

	Financing	$20,040,353

Securities and Exchange Commission
January 24, 2008

In connection with the revised calculation, the Company plans to amend the Company’s Statement of Stockholders’ Equity and make conforming changes to the Stockholders’ Equity section of the Balance Sheet and Note 15 - Capitalization. These proposed revisions to the Company’s financial statements are attached hereto as Exhibit A.

* * * * *

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310, Henry Rothman at (212) 704-6179 or Marlon Starr at (404) 885-3287.

Very truly yours, /s/ Paul Davis Fancher Paul Davis Fancher

cc:	Kuang Yuandong
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Marlon Starr, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP

Exhibit A

Wuhan General Group (China), Inc.
Statements of Stockholders’ Equity
For the nine months ended September 30, 2007 and 2006
(Stated in US Dollars)

					Beneficial
			Preferred		Conversion			Common
			Stock	Warrants	Feature			Stock			Accumulated
	Preferred Stock		Additional	Additional	Additional	Common Stock		Additional			Other
	Shares		Paid in	Paid in	Paid in	Shares		Paid in	Statutory	Retained	Comprehensive
	Outstanding	Amount	Capital	Capital	Capital	Outstanding	Amount	Capital	Reserve	Earnings	Income	Total
Balance, January 1, 2006	-	-	-	-	-	19,712,446	1,971	6,033,911	-	2,620,167	282,736	8,938,785
Increases to Additional Paid-In Capital from Contribution of Capital Equipment								6,315,691				6,315,691
Net Income										3,202,269		3,202,269
Appropriations of Retained Earnings									622,151	(622,151)		-
Foreign Currency Translation Adjustment											487,384	487,384
Balance, December 31, 2006	-	-	-	-	-	19,712,446	1,971	12,349,602	622,151	5,200,285	770,120	18,944,128

Balance, January 1, 2007	-	-	-	-	-	19,712,446	1,971	12,349,602	622,151	5,200,285	770,120	18,944,129
Issuance of Common Stock for Cash												-
Issuance of Preferred Stock for Cash	10,287,554	1,029										1,029
Increase in Additional Paid in Capital from Issuance of Preferred Stock			2,965,008									13,466,990
Increase in Additional Paid in Capital from Issuance of Warrants				6,572,334								6,572,334
Increase in Additional Paid in Capital related to the Beneficial Conversion Feature of the Convertible Series A Preferred Stock					10,501,982							10,501,982
Net Income										12,590,960		12,590,960
Preferred Dividends Declared										(773,279)		(773,279)
Foreign Currency Translation Adjustment											1,157,828	1,157,828
Balance, September 30, 2007	10,287,554	1,029	2,965,008	6,572,334	10,501,982	19,712,446	1,971	12,349,602	622,151	17,017,966	1,927,948	51,959,991

Wuhan General Group (China), Inc.
Consolidated Balance Sheets
At September 30, 2007, and December 31, 2006
(Stated in US Dollars)

	Note
Stockholders' Equity		September 30, 2007	December 31, 2006
		(unaudited)	(audited)
Preferred Stock - $0.0001 Par Value 50,000,000 Shares Authorized; 10,287,554 Shares of Series A Convertible Preferred Stock Issued & Outstanding at September 30, 2007	15	1,029	-
Additional Paid in Capital - Preferred Stock		2,965,008	-
Additional Paid in Capital - Warrants	15	6,572,334	-
Additional Paid in Capital - Beneficial Conversion Feature		10,501,982	-
Common Stock - $0.0001 Par Value 100,000,000 Shares Authorized; 19,712,446 Shares Issued & Outstanding at September 30, 2007, December 31, 2006.	15	1,971	1,971
Additional Paid in Capital		12,349,602	12,349,602
Statutory Reserve	2(t),16	622,151	622,151
Retained Earnings		17,017,966	5,200,285
Accumulated Other Comprehensive Income	2(u)	1,927,948	770,120

Total Stockholders' Equity		51,959,991	18,944,129

Total Liabilities & Stockholders' Equity		$96,404,193	$50,418,321

15.  CAPITALIZATION

The Company originally had common stock capitalization of $ 12,349,602 as of December 31, 2006.

On February 7, 2007, the Company entered into a share exchange agreement with Fame Good International Limited (“Fame”) and Universe Faith Group Limited (“UFG”), which is the sole stockholder of Wuhan Blower Co. Ltd. Pursuant to the share exchange agreement, the Company issued 17,912,446 shares of common stock to Fame in exchange for all of the issued and outstanding capital stock of UFG.

As a result of the share exchange transaction, the Company retroactively restated its capitalization to reflect the effect of the share exchange.

On February 7, 2007, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement with nine institutional investors pursuant to which the Company issued to the investors an aggregate of 10,287,554 shares of Series A Convertible Preferred Stock at $2.33 per share for gross proceeds of $23,970,000. The Preferred Stock is convertible into shares of the Company’s common stock on a one-for-one basis. Holders of Preferred Stock are entitled to a dividend equal to 5% per annum of the amount invested, subject to adjustment. These dividends are payable quarterly. As of September 30, 2007, none of the Preferred Stock had been converted into common stock.

The net proceeds of $20,040,353 from the sale of Preferred Stock were accounted for as follows: -

i.	Preferred Stock at $0.0001 par value 10,287,554 shares issued and outstanding	$1,029
ii.	Additional Paid-in Capital attributable to Preferred Stock	2,965,008
iii.	Additional Paid-in Capital attributable to Series A Warrants, Series J Warrants, and Series B Warrants	6,572,334
iv.	Additional Paid-in Capital attributable to Beneficial Conversion Feature	10,501,982
		$20,040,353

As an inducement to purchase the Preferred Stock, the Company, pursuant to the Stock Purchase Agreement, agreed to issue the following warrants:

•
Series A Warrants to each of the preferred stock investors to purchase shares of common stock equal to 60% of the number of shares of preferred stock purchased, (i.e., 6,172,531 shares) at an exercise price of $2.57 per share expiring five years from the closing date.

•
Series J Warrants to each of the preferred stock investors who invested at least $2,000,000 to purchase shares of common stock equal to 100% of the number of shares of preferred stock purchased, (i.e., 9,358,370 shares) at an exercise price of $2.33 per share for a term of 21 months from the closing date.

•
Series B Warrants to each recipient of Series J Warrants to purchase shares of common stock equal to 60% of the number of shares of common stock purchased pursuant to Series J Warrants, (i.e. 5,615,021 shares) at an exercise price of $2.57 per share for a term of five years from the closing date.

The total of the above Series A, J, and B Warrants amount to 21,145,922 shares of common stock underlying warrants.

In consideration of services provided by 1st BridgeHouse Securities, LLC in connection with the private placement of preferred stock and warrants, the Company issued to 1st BridgeHouse the following placement agent warrants for a term of ten years from the date of issuance:

Series of Warrant	Number of Shares	Exercise Price
Series C	1,028,755	$2.57
Series AA	617,253	2.83
Series BB	561,502	2.83
Series JJ	935,837	2.57
	3,143,347

The aggregate number of shares of common stock issuable to the preferred stock purchasers and placement agent pursuant to all series of warrants is 24,289,269. As of September 30, 2007, none of these warrants had been exercised.

In conjunction with the possible preferred stock conversion and warrant exercises, the Company has reserved a number of shares of common stock equal to 150% of the number of shares of common stock necessary to effect the conversion of all of the preferred stock and exercise of all the warrants outstanding.

Using a fair value approach, the value of the net proceeds raised in the private placement transaction on February 7, 2007 was ratably allocated to the preferred stock and warrants according to the following methodology. The Company priced the series A, J, and C warrants using a valuation model provided by the placement agent, which took into consideration time value, volatility, market liquidity, and an assumed risk-free rate. The Company then multiplied the per share valuation of the warrants by their total respective underlying shares to arrive at a total valuation for the warrants. The Company multiplied the total number of preferred stock in the offering by the per share sales price of $2.33 to arrive at total valuation for the preferred stock. Upon determining the total valuation of both securities, the Company interpolated each individual securities pro-rata contribution. In accordance with EITF 00-27, the Company also calculated the value of the beneficial conversion feature of the convertible preferred stock by using the effective conversion method. The Company then made entries in the Company’s general ledger to reflect the net proceeds raised in the offering that were attributable to par value, and the respective additional paid in capital for preferred stock, warrants, and beneficial conversion feature.

The preferred stock is convertible into an aggregate of 10,287,554 shares of common stock.

The following table provides the total number of shares of fully diluted common stock.

Number of Shares
Common Stock Outstanding	19,712,446
Common Stock Issuable upon-:
- Conversion of Preferred Stock	10,287,554
- Exercise of Warrants	24,289,269
Total Amount of Fully Diluted Common Stock	54,289,269

In the event of a voluntary or involuntary liquidation, holders of preferred stock are entitled to a liquidation preference of $2.33 per share. This amount is in excess of the stock’s par value of $0.0001. The convertible preferred stock is cumulative, non-participating, and non-redeemable, and as such, there is no related sinking fund. The preferred stock contains a mandatory conversion to common stock within two years of the effective date of the registration statement related to such preferred stock if the Company’s common stock at expiration is above the closing price of $5.00.

The Company under its financing agreement, as described in Note 19, has required Fame Good, from its own holdings, to deposit into an escrow account 9,000,000 shares of common stock to be transferred to investors in the event that the Company does not achieve earnings per share of $0.465 based on 30,000,000 shares outstanding for the year ended December 30, 2007, and net income of $22,000,000 for the year ended December 30, 2008. The Company is also required under its financing agreement to gain listing on the NASDAQ Capital or NASDAQ Global stock market by December 31, 2007. A more detailed description of the threshold that the Company must achieve can be found in Exhibit 10.4 “Securities Escrow Agreement” dated February 7, 2007 at the SEC’s website. The Company is not required to issue more shares or net cash settle to counterparty for shares initially delivered upon settlement that are subsequently sold by the counterparty, and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (there are no “top-off” or “make-whole” provisions). The escrowed shares are shown on the balance sheet as shares outstanding; accordingly, they are included in the Company’s earnings per share calculation.

The Company under its financing agreement and related registration rights agreement date February 7, 2007 (“closing date”) must pay liquidated damages if it fails to meet the following five requirements: (A) file a registration statement within 30 days of the closing of the financing, (B) registration statement is not declared effective within 150 days after closing, (C) company does not file for acceleration after the Company has been notified its statement will no longer be reviewed, (D) the registration statement ceases to be effective and is not subsequently filed with new registration statement that covers those securities, and (E) or the Company’s common stock becomes delisted on the OTC or other such exchange, or is no longer quoted. The registration rights agreements does not provide for alternative terms of settlement. The Company has calculated the maximum amount of liquidating damages to be $1,143,844 if the company fails to meet on of the above stated requirements, based on a calculation using the following assumptions: (1) stated maximum of 15% of the Holder’s original investment, (2) gross proceeds of $23,970,000, (3) 10,000,000 shares that are being applied for registration, and (4) total number of share intended to be registered 31,433,476, all being subject to Rule 415.

The Company has accrued a liability for the liquidated damages of $1,143,844 which reflects the maximum.